[HOGAN LOVELLS US LLP LETTERHEAD]

Confidential Treatment Requested by CBS Corporation
Pursuant to Rule 83 Under the Freedom of Information Act 1

June 22, 2015

VIA EDGAR AND OVERNIGHT MAIL

Mr. Carlos Pacho
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 7, 2015
File No. 001-09553

Dear Mr. Pacho:

On behalf of our client, CBS Corporation (“CBS” or the “Company”), set forth below are the Company’s responses to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 28, 2015 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “2014 Form 10-K”) and Form 10-Q for the fiscal quarter ended March 31, 2015. For your convenience, the Company’s responses follow the sequentially numbered Comments copied in bold from the Staff’s letter.

1CBS Corporation has requested confidential treatment of certain portions of this letter pursuant to Rule 83 under the Freedom of Information Act. Such portions are denoted by [***]. An unredacted version of this letter has been submitted to the Division of Corporation Finance.

Confidential Treatment Requested by CBS Corporation
Pursuant to Rule 83 Under the Freedom of Information Act; CSEC - 000

Form 10-K for the Fiscal Year Ended December 31, 2014

Entertainment - 2014 vs. 2013, II-15

1.
We note that you attribute the decrease in advertising revenues, primarily to advertising from your sports programming. Tell us and disclose to what extent, if material, advertising revenue for non-sports programming was impacted by changes in viewing preferences, ratings and advertising demand in the upfront and scatter markets.

For 2014, total advertising revenues of the Company’s Entertainment segment decreased 7%. A decrease of 5% was attributable to the non-comparability of sports programming, as described in the 2014 Form 10-K. The remaining 2% decrease in advertising revenues was attributable to non-sports programming. Softer demand in the scatter advertising market as well as lower ratings contributed to this decline, which the Company considers to be immaterial.

While viewing preferences have changed over the years, including an increase in delayed viewing on broadcast television as well as increased viewing through the Internet using computers and mobile devices, the Company has responded to those changes, including by securing payment from advertisers for delayed viewing and monetizing content on CBS.com, an online service featuring CBS shows. As a result, the Company does not believe that changes in viewing preferences have had a material impact on the overall advertising revenues of the Company’s Entertainment segment.

The Company will continue to evaluate the impact of the factors discussed above on its Entertainment segment’s results to determine if disclosure concerning those factors in future periods is appropriate.

Form 10-Q for the Quarter Ended March 31, 2015, page 34

Three Months Ended March 31, 2015 and 2014, page 34

2.
We note that cable networks revenues increased primarily from a new licensing agreement with Bell Canada. Please quantify the revenue attributed to this new agreement. We understand based on various press releases that the subject deal with Bell Canada is a long-term exclusive content licensing and trademark agreement for SHOWTIME® programming - past, present and future. Tell us more about the terms of this agreement and how it differs from other agreements involving SHOWTIME.

Confidential Treatment Requested by CBS Corporation
Pursuant to Rule 83 Under the Freedom of Information Act; CSEC - 000

The Company’s Cable Networks segment derives revenues principally from affiliate fees and, to a lesser extent, also derives revenues from the licensing of its produced content domestically and in various international territories through numerous contracts. The Company respectfully notes that for the first quarter of 2015, revenues from the licensing of Showtime content did not have a material impact on the Cable Networks revenue comparison to the first quarter of 2014. In the first quarter of 2015, Cable Networks benefited from $[***] million of revenues recognized for programs made available to Bell Media in Canada, while the first quarter of 2014 benefited from a similar amount of revenues recognized from the domestic licensing of Dexter.
The agreement with Bell Media in Canada provides for the exclusive licensing of all of Showtime’s wholly-owned series, which includes library series, current series, and future series, among other Showtime content, that are initially exhibited on Showtime through [***] (collectively, the “Showtime Programming”) for exploitation on Bell Media’s various platforms in Canada. This is the first time that Showtime has entered into such a comprehensive agreement that licenses the Showtime Programming to one licensee within a specific country or territory and allows the licensee to market and distribute such programming under the SHOWTIME brand name. In addition, because the licensee has committed to purchase Showtime's future series under the agreement, the economics of the agreement incentivize Showtime to increase its investment in internally-produced content.
The Company respectfully notes that Showtime has numerous content licensing arrangements, which have varying term lengths and fees. Content licensing revenues are recognized at the beginning of the license period in which programs are made available, which often impacts the comparability of results between periods. The Company will continue to evaluate the impact of its content licensing arrangements on the Cable Networks segment’s results and, to the extent material, they will be appropriately highlighted in future disclosures.
***
Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.
If you have any questions concerning the matters referred to in this letter, please call the undersigned at (703) 610-6189.

Very truly yours,

/s/ Kevin K. Greenslade
Kevin K. Greenslade

cc:	Joseph R. Ianniello, Chief Operating Officer
Lawrence Liding, Executive Vice President, Controller and Chief Accounting Officer

[CBS CORPORATION LETTERHEAD]

June 22, 2015

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Carlos Pacho

Re:	CBS Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 13, 2015
Form 10-Q for the Fiscal Quarter Ended March 31, 2015
Filed May 7, 2015
File No. 001-09553

Dear Mr. Pacho:

In connection with responding to comments raised by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 28, 2015, CBS Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need additional information, please contact Kevin K. Greenslade of Hogan Lovells US LLP at (703) 610-6189.

Sincerely,

/s/ Lawrence Liding
Lawrence Liding
Executive Vice President, Controller and Chief Accounting Officer